Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

+86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Limin Liu
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 788,120

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 788,120

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
788,120

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
5.0%

(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 15,630,044 ordinary shares outstanding of the Issuer as of April 21, 2021.

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer:   Dragon Victory International Limited. (the “Issuer”)

Room 1803, Yintai International Building, Kejiguan Road

Binjiang District, Hangzhou, Zhejiang Province, China

Telephone: +86-571-82213772

Item 2.	Identity and Background.

(a)	This statement is filed by Mr. Limin Liu. Mr. Liu is the holder of record of approximately 5.0% of the Issuer’s outstanding Ordinary Shares based on 15,630,044 Ordinary Shares outstanding as of April 21, 2021.

(b)	The residential address of Mr. Liu is No. 93A101, No. 9 Laiguangying Road, Chaoyang District, PRC.

(c)	Mr. Liu is the Chief Executive Officer and the Chairman of the Board of Directors of Dragon Victory International Limited.

(d)	During the past five years, Mr. Liu, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Liu has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Mr. Liu is a citizen of P.R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 243,620 Ordinary Shares acquired by Mr. Liu on April 14, 2021 was US$487,240. The source of these funds was the personal funds of Mr. Liu.

Item 4.	Purpose of the Transaction.

On January 29, 2021, pursuant to a certain share purchase agreement, Yan Qiu agreed to sell to Mr. Liu 243,620 Ordinary Shares at an aggregate purchase price of US$487,240 in cash payment.

The aforementioned sale of Ordinary Shares to Mr. Liu had a purchase price of US$2.00 per share and the transaction was closed on April 14, 2021.

As a result of the above mentioned transaction, Mr. Liu currently beneficially owns 5.0% of Ordinary Shares of the Issuer.

The Ordinary Shares owned by Mr. Liu have been acquired for investment purposes. Mr. Liu may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by Mr. Liu at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Liu does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Ordinary Shares directly owned by Mr. Liu is based upon a total of 15,630,044 Ordinary Shares outstanding of the Issuer as of April 21, 2021. Mr. Liu directly owns 788,120 Ordinary Shares, representing approximately 5.0% issued and outstanding Ordinary Shares of the Issuer.

(b)	Mr. Liu is the direct beneficial owner of 788,120 Ordinary Shares. Mr. Liu has direct, sole voting power and sole dispositive power with respect to the 788,120 Ordinary Shares.

(c)	Other than as described herein, Mr. Liu has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule, to the knowledge of Mr. Liu, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Liu and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Share Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2021

/s/ Limin Liu
Limin Liu

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